MICHAEL A. RAMIREZ
Attorney
Law Department
Phone: 402-574-3128
Fax: 949-219-3706
Michael.Ramirez@pacificlife.com

December 10, 2021

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (811-08946)
Post-Effective Amendment to File No. 333-250190

Separate Account A of Pacific Life & Annuity Company (811-09203)
Post-Effective Amendment to File No. 333-250191

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received on November 29, 2021, received in connection with the above referenced 485A filings on Form N-4 (filed on October 21, 2021) to Pacific Quest (“Quest”). All disclosure changes included in this response will be made to both registration statements referenced above, as applicable, by subsequent post-effective amendment.

Rider Supplement Staff Comments

1.            Staff Comment: In the first paragraph of the OVERVIEW and LIVING BENEFITS RIDERS amended section, if true, please change the phrase “such as through” in the parenthetical to “for any reason, including through” in the parenthetical. Please amend where it appears.

Response: We made the requested modification.

2.            Staff Comment: In the second sentence in the second paragraph of page 2 (“We are only required…”), add “after 59 ½” after the phrase “once the Contract Value is reduced to zero” in this sentence and where it appears.

Response: We made the requested modification.

3.            Staff Comment: Amend the third paragraph of the Additional Information Applicable to Optional Living Benefit Riders” section of the Prospectus (“At initial purchase and during the entire time…”) to conform to the updated disclosure in the M Vision VUL prospectus (including bolding the appropriate disclosure).

Response: We added the disclosure from M Vision, as appropriate or applicable, to the relevant section of the Prospectus.

4.            Staff Comment: The language of the second paragraph of the amended LIVING BENEFIT RIDERS section on page 3 of the rider supplement (“Withdrawals made under the riders…”) may be read to mean that excess withdrawals that contribute to the Contract Value being reduced to zero will terminate the rider. Please clarify that the rider will terminate only if an excess withdrawal directly contributes to Contract Value reduced zero after age 59 ½.

Response: We amended the disclosure to the following (new language underlined):

“We are only required to make lifetime income payments to the Contract Owner once the Contract Value is reduced to zero after 59½ (unless reduced to zero by an Excess Withdrawal), which may never occur.”

5.            Staff Comment: In the rider comparison table on pages 3-4 of the rider supplement, the term “Guaranteed Withdrawal Percentage” is not a term used in the Rate Sheet Supplement. Please clarify by adding the specific terms used in the Rate Sheet Supplement.

Response: We believe that this term, though not used in the Rate Sheet Supplement, sufficiently expresses the common concept of a guaranteed percentage of Contract Value that may be withdrawn that is common to the three guaranteed withdrawal benefit riders and is useful in the rider comparison table. In this row of the table we also direct customers to the Rate Sheet Supplement to find information on the guaranteed percentage in their specific rider. We further updated Rate Sheet Supplement disclosure in response to Staff Comment 12 below to clarify which term for this percentage applies to which rider. Therefore, we respectfully prefer to keep the term in the rider comparison table as is to convey the common concept.

6.            Staff Comment: In the Rate Sheet Prospectus Supplement section on page 4 of the rider supplement, please revise the disclosure to reflect that the rate sheet supplement remains in effect until superseded.

Response: We amended the disclosure to the following (new language underlined):

“This supplement is a periodic supplement to the prospectus that discloses the Annual Charge Percentage, Annual Credit Percentage, Enhanced Income Percentages and the Guaranteed Lifetime Income Percentage for the Enhanced Income Select 2 (Single) or (Joint) in effect until superseded by a subsequent Prospectus supplement.”

7.            Staff Comment: Amend the disclosure the final sentence of the Rate Sheet Prospectus Supplement section on page 4 of the rider supplement to note that the historical Rate Sheet Supplements will be in an appendix at the end of the prospectus.

Response: Rate Sheet Supplements are placed in the front of the Prospectus during the year they are filed and subsequently moved to a historical supplement index during the annual update process. Since this product has been effective less than a year, all Rate Sheet Supplements are in the front of the Prospectus but will be moved to the historical rider appendix beginning May 1, 2022.

8.            Staff Comment: In the paragraph discussing annuitization (“If you annuitize the Contract…”), please bold this paragraph as it appears in the Prospectus.

Response: We made the requested modification.

Rate Sheet Supplement Staff Comments

9.            Staff Comment: Since there will be two supplements with the same date, consider calling this the rate sheet supplement or similar to distinguish from the other supplement of the same date.

Response: We included a “Rider Supplement” term to distinguish this rate sheet prospectus supplement from the rider supplement.

10.    Staff Comment: Add “rider supplement” or a similar term after “prospectus” as appropriate.

Response: We made the requested modification where applicable.

11.    Staff Comment: Clearly identify which withdrawal percentage term corresponds to which rider in the second table.

Response: We included a parenthetical next to each term which lists the applicable rider name.

12.    Staff Comment: Move “during the 60 day period” to before “since the date you signed your application” on the first page.

Response: We made the requested modification.

I believe the foregoing is responsive to the additional comments received. Please do not hesitate to reach me at (402) 574-3128 if there are any further issues. Thank you.

Sincerely,

/s/ Michael A. Ramirez

Michael A. Ramirez